November 14, 2006
Brent B. Siler

+1 202 663 6224 (t)
+1 202 663 6363 (f)
brent.siler@wilmerhale.com
BY EDGAR AND HAND DELIVERY
Jeffrey P. Riedler
Assistant Director
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Sucampo Pharmaceuticals, Inc. Amendment No. 4 to Registration Statement on Form S-l, filed November 14, 2006 File No. 333-135133
Dear Mr. Riedler:
          On behalf of Sucampo Pharmaceuticals, Inc. (“Sucampo” or the “Company”), this letter responds to the comments in your letter dated November 2, 2006 to Sachiko Kuno, the President and Chair of the Board of Directors of Sucampo, regarding the filing of Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”). Sucampo is filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”) today.
SPI-8811, page 75
1.	We note your response to our prior comment 9 and your revised disclosure on page 78 that although the original Phase IIa trial focused primarily on safety, you also examined some efficacy results related to symptoms associated with cystic fibrosis. It is still unclear whether this phase IIa clinical trial was for the treatment of the disease cystic fibrosis or for specific disorders associated with the disease. Please revise your disclosure to briefly describe the scope of the original Phase IIa clinical trial and whether it was for the treatment of the disease cystic fibrosis as well as some of the related symptoms. The reader should be able to follow how the clinical development and indications for this compound have changed.
RESPONSE:
The Company has revised the disclosure on page 78 of the prospectus in response to this comment.
Wilmer Cutler Pickering Hale and Dorr LLP, 1875 Pennsylvania Avenue NW, Washington, DC 20006
Baltimore  Beijing  Berlin  Boston  Brussels  London  Munich   New York  Northern Virginia  Oxford  Palo Alto  Waltham Washington

U.S. Securities and Exchange Commission
November 14, 2006

Certain Relationships and Related Party Transactions, page 107
Loans from Related Parties, page 110
2.	Please revise your disclosure in this section to disclose the total principal and interest paid on the related party loans that were paid in full in June 2006.
RESPONSE:
The Company has revised the disclosure on page 110 of the prospectus in response to this comment.
Principal and Selling Stockholders, page 113
3.	Please revise the table on class A and class B beneficial ownership to restore the information regarding the shares and percentage of shares beneficially owned for each class prior to the offering.
RESPONSE:
In response to this comment, and as discussed by telephone with Ms. Barros of the Staff, the Company has modified the presentation of the two tables in the Principal and Selling Stockholders section on pages 113 through 115 of the prospectus.
Financial Statements
Note 3. Summary of Significant Accounting Policies
Revenue Recognition, page F-11
4.	We have reviewed your response to our previous comment number 13. As a result of your analysis, it would appear that the $30 million payment from Takeda is refundable given the comparison to the other elements of the funding requirements expressed within the agreement. As the earnings process is not complete due to the unfulfilled obligation to perform services, it would appear that the sales price is not fixed and determinable in accordance with SAB 104 and that revenue recognition should be deferred until all your service obligations have been fulfilled (e.g. filing the NDA). As such, please revise your financial statements accordingly to advise us as to how you have complied with SAB 104.

U.S. Securities and Exchange Commission
November 14, 2006

RESPONSE:
          The $30 million funding by Takeda represents one element of the joint collaboration and development agreement between Takeda and the Company relating to the development of AMITIZA for the treatment of chronic idiopathic constipation (“Constipation”) and irritable bowel syndrome with constipation (“c-IBS”). The funding terms for this arrangement require Takeda to fund the initial $30 million of development work for these two indications. If the development work should exceed the initial $30 million, the Company would fund the next $20 million and the two parties would share equally all necessary funding in excess of an aggregate of $50 million.
          The contractual terms are such that the Company must use its best efforts in developing AMITIZA. There is not a specific milestone requiring the Company to file an NDA for either Constipation or c-IBS, and the initial funding of the $30 million by Takeda is not contingent upon achieving an NDA submission for either of the two indications. Therefore, the $30 million is not refundable by the Company as a result of any failure to achieve the NDA submissions (or for any other reason).
          Our previous response attempted to address why the Company believed there is an ongoing obligation to perform services beyond the cash receipts of the initial $30 million in funding. In supporting this rationale, the Company pointed out that if this ongoing work was not performed, Takeda could seek contractual damages as a result of a breach of the contract. The Company did not intend to suggest that the $30 million was refundable; the Company intended to indicate only that if there was a breach of the contract, then Takeda could seek contractual damages. The ability to seek damages for a contract breach is inherent in all contracts. If the agreement were terminated today, the Company would still be contractually entitled to the cash received to date and also to reimbursement of any other eligible development costs incurred.
          In evaluating this transaction, the Company considered the guidance in SAB 104 Revenue Recognition (“SAB 104”). SAB 104 identifies four basic requirements for revenue recognition: (1) persuasive evidence of an arrangement, (2) fixed or determinable sales price, (3) delivery or performance and (4) collectibility is reasonably assured. In this transaction, there is an executed collaboration and license agreement which evidences the terms of the arrangement. As discussed above, the sale price is not refundable; therefore the sales price is fixed and determinable. Delivery of the research and development services has occurred and continues to occur throughout the development period. Collectibility is reasonably assured, which has been evidenced by the timely receipt of funding from Takeda.

U.S. Securities and Exchange Commission
November 14, 2006

          As discussed above and disclosed within Note 3 of the Company’s consolidated financial statements, the Company has applied the guidance of SAB 104 to account for this service transaction. The $30 million was deferred when it was received in 2004 and 2005 and is being recognized as revenue using the proportional performance method on a straight-line basis over the estimated period in which the research and development services to develop AMITIZA for Constipation and c-IBS are provided by the Company. The Company believes that a straight-line basis is representative of the pattern in which performance takes place.
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          As noted above, the Company’s responses to the staff’s comments are reflected in Pre-Effective Amendment No. 4 to the Registration Statement, which is being filed concurrently herewith.
          As requested by the staff, the Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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          If you have any questions or comments on the application, please contact either me at (202) 663-6224 or Bryant Morris at (202) 663-6058.

Respectfully,

/s/ Brent B. Siler

Brent B. Siler

U.S. Securities and Exchange Commission
November 14, 2006

cc:	Ms. Sonia Barros
Ms. Christine Allen
Mr. Kevin Woody
Securities and Exchange Commission
Sachiko Kuno, Ph.D
Ms. Mariam Morris
Jeffrey D. Karpf, Esq.